Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

June 30, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Dear Mr. Reynolds:

Re:      Silicon South, Inc. (the “Company”)

Amendment No. 3 to Form 8-K

Filed June 20, 2011

File No. 000-51906

In response to your comment letter dated June 28, 2011, Silicon South, Inc (the “Company”), has filed an amended report on Form 8-K/A Amendment No. 4. In conjunction with that filing, we also provide the following written responses to your comment letter.

Amendment No. 3 to Form 8-K

Indemnification of Directors and Officers, page 30

1.

It is unclear why you have deleted the disclosure required by Item 702 of

  Regulation S-K.  Please revise to add such disclosure or advise.

Response:   The disclosure required by Item 702 was inadvertently deleted in
Form 8-K/A Amendment 3.  It has been included in Form 8-K/A Amendment No. 4.

Item 9.01 Financial Statements and Exhibits, page 32

2.

Please further revise your Form 8-K/A to include the annual audited and interim unaudited financial statements for China Wastewater, Inc. as well as the pro forma financial information for periods disclosed in (a) and (b) under this heading.

Response:    The requested financial statements were included in the Exhibit list of Item 9.01 of Form 8-K/A Amendment No. 3 as Exhibits 99.1, 99.2 and 99.3, and incorporated by reference from previous filings.  The disclosure in Item 9.01 of Form 8-K/A Amendment No 4 has been revised to include references to Exhibits 99.1, 99.2 and 99.3 in (a) and (b) under this heading.

3.

We note that Exhibits 10.2 and 10.3 are filed in an improper electronic

format.  Please note that while you may file electronic documents as an image   as an unofficial copy, you must still file your exhibits with an acceptable   electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of   Volume II of the EDGAR Filer Manual. Please revise.

Response:   Copies of Exhibits 10.2 and 10.3 in proper electronic format are filed with Form 8-K/A Amendment No. 4.

Form 10-Q for the quarter ended March 31, 2011

Liquidity Capital Resources, page 16

4.

In the second paragraph of page 18 of the Form 10-K for the year ended December 31, 2010 you disclose that China Wastewater holds the non-exclusive right to acquire the USBF Trademark until March 31, 2011. We note that your interim discussion has not been updated to disclose the current status of the non-exclusive right. Please tell us the status of the right as of the date you filed the Form 10-Q on May 20, 2011. Also, please confirm to us that you will disclose developments with respect to your license or ownership of the Trademark in your next periodic filing.

Response:   As of May 20, 2011, the date of filing of the report on Form 10-Q for the period ended March 31, 2011,  the Company was a party to an Asset Purchase Agreement with ECOfluid Systems, Inc., a British Columbia Corporation (“ECO”) and ECO’s principal owner Mr. Karel V. Galland.  Pursuant to this Asset Purchase Agreement, which was executed on May 13, 2011, the Company agreed to purchase the world rights to the USBF Trademark and Patent owned by ECO, all improvements to the Patent and all future wastewater treatment technology developed by ECO (collectively referred to as the “Assets”).    Effective as of June 14, 2011, the Company completed the closing under the Asset Purchase Agreement.  The Company reported both the execution of the Asset Purchase Agreement and the closing thereunder in a Current Report on Form 8-K dated June 17, 2011.   The Company confirms that it will disclose developments with respect to its ownership of the Trademark and Patent in its next periodic report filing.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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